Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

Toronto, Ontario – August 27, 2012 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) announced
Joseph Quarin, Vice Chairman and Chief Executive Officer, is scheduled to present at the following upcoming investor conferences.  The presentation slides will be made available prior to the start of the event at www.progressivewaste.com.

-	RBC Capital Markets’ Global Industrials Conference on Tuesday September 11, 2012 in Las Vegas.
-	Wedbush Clean Technology & Industrial Growth Management Access Conference on Wednesday September 12, 2012 in San Francisco.
-	CIBC World Markets 11th Annual Eastern Institutional Investor Conference on Thursday September 20, 2012 in Montreal.
-	Credit Suisse 3rd Annual Small & Mid Cap Conference on Friday September 21, 2012 in New York.

About Progressive Waste Solutions Ltd.
Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection, recycling and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. The Company’s major brands are IESI, BFI Canada and Waste Services. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com